# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIAN RUIXIANG Holdings Ltd, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A ordinary shares, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District,, Beijing, China (F4), 100032
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082873

## Reporting persons
- Eastern Bell International XXVII Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 14,595,114; shared voting power 0; sole dispositive power 14,595,114; shared dispositive power 0; aggregate amount beneficially owned 14,595,114 (12.09% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 14,595,114 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Eastern Bell International XXVII Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.
- Li Yan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 14,595,114; shared voting power 0; sole dispositive power 14,595,114; shared dispositive power 0; aggregate amount beneficially owned 14,595,114 (12.09% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 14,595,114 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Eastern Bell International XXVII Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.
- Eastern Bell Capital Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,595,114; shared voting power 0; sole dispositive power 14,595,114; shared dispositive power 0; aggregate amount beneficially owned 14,595,114 (12.09% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 14,595,114 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Eastern Bell International XXVII Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.
- Eastern Bell Capital II Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,595,114; shared voting power 0; sole dispositive power 14,595,114; shared dispositive power 0; aggregate amount beneficially owned 14,595,114 (12.09% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 14,595,114 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Eastern Bell International XXVII Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.
- Yan Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 14,595,114; shared voting power 0; sole dispositive power 14,595,114; shared dispositive power 0; aggregate amount beneficially owned 14,595,114 (12.09% of the class)
  Comment: The numbers in Rows 5, 7, and 9 consist of 14,595,114 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Eastern Bell International XXVII Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: TIAN RUIXIANG Holdings Ltd
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, District, Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing:
1.Eastern Bell International XXVII Limited, a British Virgin Islands exempted limited company;
2.Eastern Bell Capital Fund II, L.P., as the sole member of Eastern Bell International XXVII Limited;
3.Eastern Bell Capital II Limited, as the General Partner of Eastern Bell Capital Fund II, L.P.;
4.Yan Capital Limited, as the owner of 50.01% share of Eastern Bell Capital II Limited;
5.Li Yan, as the sole member of Yan Capital Limited.

The Class A ordinary shares reported herein are directly held by Eastern Bell International XXVII Limited. Eastern Bell Capital Fund II, L.P. is the sole member of Eastern Bell International XXVII Limited. Eastern Bell Capital II Limited is the general partner of Eastern Bell Capital Fund II, L.P. Yan Capital Limited owns 50.01% of Eastern Bell Capital II Limited, and Li Yan is the sole shareholder of Yan Capital Limited. Accordingly, Li Yan may be deemed to indirectly beneficially own the Class A ordinary shares of the Issuer held by Eastern Bell International XXVII Limited. Li Yan disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Address of principal business office or, if none, residence:
1.Eastern Bell International XXVII Limited, a British Virgin Islands exempted company with the address at 40th Floor, Shanghai SK Building, 149 Youcheng Road, Pudong New Area, Shanghai, China
2.Eastern Bell Capital Fund II, L.P. a Cayman Islands exempted company having its registered office at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands;
3. Eastern Bell Capital II Limited, a Cayman Islands exempted company having its registered office at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.
4. Yan Capital Limited, a British Virgin Islands exempted company having its registered office at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands
5. Li Yan: 40th Floor, Shanghai SK Building, 149 Youcheng Road, Pudong New Area, Shanghai, China
Citizenship:
Eastern Bell International XXVII Limited, British Virgin Islands.
Eastern Bell Capital Fund II, L.P., Cayman Islands.
Eastern Bell Capital II Limited, Cayman Islands.
Yan Capital Limited, British Virgin Islands
Li Yan: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,595,114
Percent of class: 12.09%
Sole power to vote or to direct the vote: 14,595,114
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,595,114
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Eastern Bell International XXVII Limited: /s/ Yingchun Zhu, Yingchun Zhu/Director (08/22/2025)
- Li Yan: /s/ Li Yan, Li Yan (08/22/2025)
- Eastern Bell Capital Fund II, L.P.: /s/ Li Yan, Li Yan/Authorized Signatory (08/22/2025)
- Eastern Bell Capital II Limited: /s/ Li Yan, Li Yan/Authorized Signatory (08/22/2025)
- Yan Capital Limited: /s/ Li Yan, Li Yan/Sole Member (08/22/2025)